--------------------------------------------------------------------------------

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SEC       POTENTIAL  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746      CONTAINED  IN  THIS  FORM  ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
          (2-98)    DISPLAYS  A  CURRENTLY  VALID  OMB  CONTROL  NUMBER.
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                                       ----------------------------
                                       OMB  APPROVAL
                                       ----------------------------
                                       OMB  NUMBER:  3235-0145
                                       ----------------------------
                                       EXPIRES:  OCTOBER  31,  2002
                                       ----------------------------
                                       ESTIMATED  AVERAGE  BURDEN
                                       HOURS  PER  RESPONSE14.9
                                       ----------------------------

                                  UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                  SCHEDULE  13D
                    UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934



                          NEW  MEDIUM  ENTERPRISES,  INC.
                                (NAME  OF  ISSUER)

                                  COMMON  STOCK
                         (TITLE  OF  CLASS  OF  SECURITIES)

                                    64704E104
                                 (CUSIP  NUMBER)

   ETHEL  SCHWARTZ,  1510  51ST STREET, BROOKLYN, NEW YORK 11219, (718) 435-5291
                  (NAME,  ADDRESS  AND  TELEPHONE  NUMBER  OF  PERSON
                AUTHORIZED  TO  RECEIVE  NOTICES  AND  COMMUNICATIONS)

                               JANUARY  13,  2004
             (DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX. [ ]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP  NO.   64704E104

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   MAY  LTD.  NEVIS,  WEST  INDIES                     N.A.
   SOUTHWARK  PROPERTIES,  CORP.  NEVIS  WEST  INDIES   N.A.


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2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP (SEE INSTRUCTIONS)
   (A)
   (B)  X
--------------------------------------------------------------------------------
3.  SEC  USE  ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS) SHARES WERE RECEIVED IN EXCHANGE OF THE ACQUISITION OF INTELLECTUAL PROPERTY ASSETS ACQUIRED FROM MULTIDISK LTD. SEE 8K REPORT JANUARY 20, 2004.

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
               NEVIS,  WEST  INDIES
BOTH  MAY  LTD  AND  SOUTHWARK  PROPERTIES  HAVE  THE  SAME  LOCATION.
--------------------------------------------------------------------------------
NUMBER  OF
SHARES               7.  SOLE  VOTING  POWER  -  23,304,429  MAY  LTD.  (I)
                        (II)  PLUS  5,822,278  SHARES  OWNED  BY  SOUTHWARK
PROPERTIES.
BENEFICIALLY             FOR  A  TOTAL  OF  29,126,107.
OWNED  BY
REPORTING        ---------------------------------------------------------------
PERSON  WITH         8.  SHARED  VOTING  POWER

                 ---------------------------------------------------------------
                     9.  SOLE  DISPOSITIVE  POWER   29,126,707  (I)(II)

                 ---------------------------------------------------------------
                    10.  SHARED  DISPOSITIVE  POWER

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. BENEFICIAL OWNER OF MAY LTD. AND SOUTHWARK PROPERTIES CORP. IS ANNE KALLGREN.




  TOTAL  BENEFICIAL
OWNERSHIP  INCLUDING  29,126,707  SHARES.   (I)(II)


--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)   31%

--------------------------------------------------------------------------------
14.  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

ITEM  1.   SECURITY  AND  ISSUER

THIS STATEMENT RELATES TO THE COMMON STOCK, ($.0001) PAR VALUE PER SHARE OF NEW MEDIUM ENTERPRISES, INC., A NEVADA CORPORATION (THE "ISSUER"). THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER ARE LOCATED AT 1510 51 ST., BROOKLYN, NEW YORK 11219.

ITEM  2.   IDENTITY  AND  BACKGROUND

          (A)  NAME-  MAY  LTD
                      SOUTHWARK  PROPERTIES  CORP.

          (B)  RESIDENCE  OR  BUSINESS  ADDRESS-  P.O.  BOX  556
               MAIN  STREET,  CHARLESTOWN,  WEST  INDIES
(SAME  ADDRESS  FOR  BOTH  ENTITIES)

          (C) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION - PRESIDENT, CHIEF EXECUTIVE OFFICER AND TREASURER OF THE ISSUER.

          (D)  NO

          (E)  NO

          (F)  CITIZENSHIP-  NEVIS,  WEST  INDIES

ITEM  3.   SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

SHARES WERE ISSUED PURSUANT TO NEW MEDIUM ENTERPRISES, INC. ACQUISITION OF MULTIDISK LTD. SEE EXHIBIT.

ITEM  4.   PURPOSE  OF  TRANSACTION

 (A) AGREEMENT BETWEEN MULTIDISK LTD. AND NEW MEDIUM ENTERPRISES, INC. EXECUTED ON JANUARY 13, 2004.

ITEM  5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER

          (A)  ANN  KALLGREN  IS THE BENEFICIARY OF 23,304,429 SHARES OFMAY LTD.
(I)
             II)  PLUS  5,822,278  SHARES  OWNED  BY  SOUTHWARK  PROPERTIES.
..            FOR  A  TOTAL  OF  29,126,107

          (B) VICTOR DENENZA IS THE SPOUSE OF ANN KALLGREN. HE SHARES CONTROL OF THE
             SHARES.

          (C)  J.  HESTER  IS  A  DIRECTOR  OF  BOTH  CORPORATIONS.

          (D)  N/A

          (E)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER - AGREEMENT BETWEEN MULTIDISK LTD AND NEW MEDIUM ENTERPRISES, INC. EXECUTED JANUARY 13, 2004.

ITEM  7.   MATERIAL  TO  BE  FILED  AS  EXHIBITS  -
 AGREEMENT  BETWEEN  MULTIDISK  LTD
          AND  NEW  MEDIUM  ENTERPRISES,  INC.  EXECUTED  JANUARY  13,  2004.

                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATE:  2/23/2004


SIGNATURE:  /S/  ANN  KALLGREN,  BENEFICIARY
                 J.  HESTER,  DIRECTOR

NAME/TITLE

THE ORIGINAL STATEMENT SHALL BE SIGNED BY EACH PERSON ON WHOSE BEHALF THE STATEMENT IS FILED OR HIS AUTHORIZED REPRESENTATIVE. IF THE STATEMENT IS SIGNED ON BEHALF OF A PERSON BY HIS AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER OR GENERAL PARTNER OF THE FILING PERSON), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF SUCH PERSON SHALL BE FILED WITH THE STATEMENT: PROVIDED, HOWEVER, THAT A POWER OF ATTORNEY FOR THIS PURPOSE WHICH IS ALREADY ON FILE WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. THE NAME AND ANY TITLE OF EACH PERSON WHO SIGNS THE STATEMENT SHALL BE TYPED OR PRINTED BENEATH HIS SIGNATURE.